SCHEDULE 1

Name of Fund/Series	Reapproval Date	Reapproval Day

BNY Mellon ETF Trust II
BNY Mellon Dynamic Value ETF	May 31, 2026	May 31st

BNY Mellon Enhanced Dividend and Income ETF1	May 31, 2027	May 31st

1	This schedule is revised effective as of June 16, 2025 to reflect the addition of BNY Mellon Enhanced Dividend and Income ETF.